Exhibit 12

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

						Nine
		January 1, 2001	October 30, 2001			Months
	Year Ended	through	through			Ended
	December 31,	October 30,	December 31,			September 30,
	2000	2001	2001	2002	2003	2004
Earnings
Pre-tax income	$ 16,842	$ 19,113	$ 3,677	$ 24,686	$22,690	$ 25,743
Equity earnings	-	-	-	-	-	(165)
Fixed charges	7,670	7,027	274	1,786	5,048	4,436
Total earnings	$ 24,512	$ 26,140	$ 3,951	$ 26,472	$ 27,738	$ 30,014

Fixed charges
Interest expense	$ -	$ -	$ 269	$ 1,758	$ 4,986	$ 4,390
Interest expense - affiliate	7,670	7,003	-	-	-	-
Rental interest factor	29	24	5	28	62	46
Total fixed charges	$ 7,699	$ 7,027	$ 274	$ 1,786	$ 5,048	$ 4,436

Ratio of earnings to fixed charges	3.2x	3.7x	14.4x	14.8x	5.5x	6.8x